FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

The following Significant Event notice was filed by Endesa Américas S.A. with the Chilean Superintendence of Securities and Insurance (the "SVS").  Endesa Américas S.A. was formed on February 1, 2016 by means of the demerger of Empresa Nacional de Electricidad S.A.  However, the distribution of the shares of Endesa Américas S.A. is still pending and is subject to registration with the SVS and the U.S. Securities and Exchange Commission.

SIGNIFICANT EVENT
Endesa Américas S.A.
Securities Registration Record  No. [Pending]

March 1, 2016

Ger. Gen. N°1/2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law Nº18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (the “Company”), I hereby inform you of the following significant events:

1º At the Board of Directors’ meeting of the Company held today, the Directors appointed Mr. Enrico Viale as Chairman of the Board of Directors, Mr. Ignacio Mateo Montoya as Vice-Chairman of the Board of Directors, and Mr. Ignacio Quiñones Sotomayor as Secretary of the Board of Directors. .

2° Additionally, the Board of Directors, in accordance to the Securities Market Law Nº18,046 and Sarbanes-Oxley Act, appointed the following members of the Board to the Directors’ Committee: Mrs. María Loreto Silva Rojas, Mr. Eduardo Novoa Castellón and Mr. Hernán Cheyre Valenzuela. In accordance with Resolution N°1,956 of the Superintendence of Securities and Insurance, we inform that the members of the Board of Directors Mr. Eduardo Novoa Castellón and Mr. Hernán Cheyre Valenzuela are independent members of the Board of Directors.

3° The Company also informs that the Board of Directors of the Company has appointed Mr. Hernán Cheyre Valenzuela as the Financial Expert of the Directors’ Committee of Endesa Américas S.A. and also that the Directors’ Committee of the Company has appointed Mrs. María Loreto Silva Rojas as President of the Directors’ Committee and Mr. Ignacio Quiñones Sotomayor as its Secretary.

4° The Board of Directors of the Company appointed Mr. Valter Moro as Chief Executive Officer of the Company, Mr. Ramiro Alfonsín as Chief Financial Officer and Mr. Ignacio Quiñones Sotomayor as General Counsel.

Sincerely yours,

Endesa Américas S.A.

Valter Moro

Chief Executive Officer

c.c.:      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: March 3, 2016